RPS Securities LLC

**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2021**

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70499

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 11/09/2020 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RPS Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9245 Wickford Drive
(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Ronn	713-240-5029	david.ronn@rpssecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

CohReznick LLP
(Name – if individual, state last, first, middle name)

7501 Wisconsin Avenue – Suite 400E	Bethesda	MD	20814-6583
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Ronn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RPS Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR240.18a-7(d)(2), as applicable.*

RPS Securities LLC
Index
December 31, 2021

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
RPS Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RPS Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RPS Securities LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RPS Securities LLC's management. Our responsibility is to express an opinion on RPS Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RPS Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as RPS Securities LLC's auditor since 2022.

Bethesda, Maryland
March 30, 2022

RPS Securities LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	52,477
Prepaid expenses and other assets		710
Total assets	$	53,187

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	27,550
Total liabilities		27,550
Member's equity		25,637
Total liabilities and member's equity	$	53,187

The accompanying notes are an integral part of this financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Business

RPS Securities LLC (the "Company"), a wholly-owned subsidiary of ROX Financial Inc. (the "Parent"), is a limited liability company organized under the laws of the state of Texas on January 15, 2020. On November 9, 2020, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is approved to engage in investment advisory services including merger and acquisition advisory services which may result in securities offerings.

On December 10, 2021, the Parent entered into a Membership Interest Purchase Agreement ("Purchase Agreement") with Alliance Securities Manager LLC ("ASM"), a Delaware limited liability company and wholly-owned subsidiary of Capital Impact Partners ("CIP"), to sell to ASM all of the Parent's rights, title and interest in the Company. In December 2021, a continuing membership application was submitted by the Company to FINRA for a change of ownership in the Company which is subject to FINRA approval.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including cash equivalents and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the de minimus historical losses on such assets. The Company did not have any fees receivable as of December 31, 2021.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company treated as a disregarded entity for federal and state tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for tax years 2020 and 2021.

Valuation of Assets and Liabilities – Definition and Hierarchy

In accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company had no financial instruments carried at fair value at December 31, 2021.

Leases

The Company follows the provisions of ASU 2016-02, *Leases* ("Topic 842"). The Company performed an internal review of its active agreements including its expense sharing agreement with its Parent and Rox Financial Services Inc. (the "Affiliate"), a wholly-owned subsidiary of the Parent. The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is shared with the Company's Parent which has operations in the United States and the space is at any time subject to substitution at the sole discretion of the Parent. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, the Company has determined that space allocated to the Company pursuant to the expense sharing agreement does not constitute a

1. **Nature of operations and summary of significant accounting policies (continued)**

Leases

lease within the scope of Topic 842. Therefore, Topic 842 does not have an impact on the Company's operations, financial condition or net capital as the Company has determined it has no leases.

2. **Related party transactions**

In November 2020, the Company entered into an expense sharing agreement (the "ESA") with the Parent and the Affiliate, whereby the Parent and Affiliate would provide certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

As of December 31, 2021, a total of $0 is owed by the Company to the Parent or Affiliate.

3. **Concentration of credit risk**

The Company maintains its cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. **Net capital requirement**

The Company as a member of the Financial Industry Regulatory Authority, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.11 to 1.0. At December 31, 2021, the Company's net capital was $24,927, which was $19,927 in excess of its minimum requirement of $5,000.

5. **Exemption from Rule 15c3-3**

The Company does not claim an exemption from Securities Exchange Act ("SEA") Rule 15c3-3, in reliance on Footnote 74 to SEC Release No. 34-70073, and as discussed in Q&A 8 of the related Frequently Asked Questions ("FAQ") Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule issued by SEC staff in July 2020. In order to avail itself of this option, the Company represents that it does not, and will not, 1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, 2) does not and will not carry accounts of or for customers and 3) does not and will not carry PAB accounts. The Company's business activities are, and will remain, limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

6. **Risks and uncertainties**

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("COVID-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

7. **Subsequent events**

The Company has evaluated subsequent events through March 30, 2022, the date that the accompanying financial statement was available to be issued.

On February 11, 2022, the Company's continuing membership application for a change of ownership was approved by FINRA and shortly after, on February 17, 2022, ASM acquired all of the interests in the Company pursuant to the Purchase Agreement and renamed the Company Alliance Securities LLC, effective February 17, 2022.

Alliance Securities LLC is still finalizing the business combination accounting in relation to the acquisition as of the date this financial statement was available to be issued.

Capital contributions totaling $125,000 have been made to the Company in February and March 2022.

There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statement.